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Exhibit 99.1

For immediate release
June 9, 2004

Petro-Canada to Acquire Prima Energy Corporation

Acquisition Marks Petro-Canada's Entry into U.S. Rockies Natural Gas Basins

Calgary—Petro-Canada (TSX:PCA, NYSE:PCZ), through a wholly owned subsidiary, has entered into an agreement to acquire all of the outstanding shares of Prima Energy Corporation (Nasdaq:PENG) of Denver, Colorado, for a cash price of US$39.50 per share. This represents a total acquisition price of US$551 million (C$742 million). Prima has no debt and is expected to have approximately US$60 million in cash at closing.

"The Prima acquisition is an excellent fit with our long-term strategy to sustain and expand our core North American natural gas business," said Petro-Canada President and Chief Executive Officer Ron Brenneman. "Prima has an extensive land position and strong capability in unconventional gas production, offering Petro-Canada an important new footprint and an entry into the fastest growing segment of continental natural gas supply."

Prima Energy has established a track record of growing natural gas production from the US Rockies region, largely through developing unconventional gas reserves. Since 1994, Prima has increased production by 11% per year, to current levels of 55 million cubic feet per day of natural gas equivalent before royalties. Current production comes largely from the Powder River and Denver-Julesberg basins. Approximately 40% is coal bed methane and the remainder comes mostly from tight gas reservoirs.

The company also has an extensive undeveloped acreage position and 1,600 drillable locations identified. In addition to acreage in the Powder River and Denver-Jules basins, Prima's 360,000 undeveloped acres include positions in the Green River, Uinta and Wind River basins. Petro-Canada expects production to double by 2007.

Prima's published 2003 year-end reserves, converted by Petro-Canada to a before-royalties basis, were 152 billion cubic feet of natural gas equivalent of proved reserves and 552 billion cubic feet of natural gas equivalent of proved plus probable reserves. Prima's estimated proved and probable reserves were audited by Netherland Sewell & Associates Inc., independent petroleum engineering consultants. The reserves have also been reviewed by Sproule Associates at Petro-Canada's request.

Petro-Canada will direct the operations of the company from an office in Denver, which will be staffed principally by Prima's existing management and staff. "Prima's strong management team and experienced employees are a key element of this acquisition," Mr. Brenneman said. "I welcome them to Petro-Canada and look forward to working together to strengthen our North American natural gas business. We see potential here not only to develop the Prima land base, but also to expand that position and bring the value of Prima's expertise to our core Western Canada operations in the future."

Petro-Canada intends to finance this acquisition with a US$400 million fully underwritten credit facility, provided by BMO Nesbitt Burns, and existing committed credit lines. Following this transaction, Petro-Canada's net debt to cash flow ratio will be about 1.0 times and net debt to debt plus equity will be approximately 30%, including the effect of the previously announced Buzzard acquisition. These ratios are well within company targets and consistent with industry peer levels. Petro-Canada will retain its financial capability to undertake further transactions through its strong balance sheet.

The boards of directors of both Petro-Canada and Prima have unanimously approved the transaction. The Prima board of directors is recommending that shareholders of Prima accept the offer. Prima directors, senior executives and a principal shareholder, holding approximately 21% of the outstanding shares, have agreed to tender their shares into the offer, which is expected to close in late July, 2004. Petro-Canada's offer to purchase is subject to the tender of a majority of Prima's outstanding common shares on a fully diluted basis. The transaction will also be subject to regulatory clearance and other customary conditions. The merger agreement provides for a break-up fee, payable under certain circumstances to Petro-Canada, of approximately US$18 million.

BMO Nesbitt Burns has acted as exclusive financial advisor to Petro-Canada on the transaction.

More detailed information about Prima and this transaction is available in Information Fact Sheets through the Investor Centre on Petro-Canada's web site, at www.petro-canada.ca

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Notice of Conference Call

Petro-Canada will hold a conference call to discuss this transaction with investors and analysts as follows:

Date: Wednesday, June 9, 2004

Time: 7:00 a.m. MDT / 9:00 a.m. EDT

Analysts/Investors: Dial-in: 1-800-387-6216 (N. America); 416-405-9328 (Greater Toronto Area); country code + (800) 7664-7664 (Toll-free, International) at 8:50 a.m. (EDT)

Media: 1-877-211-7911 at 8:50 a.m. (EDT)

Replay: 1-800-408-3053 or 416-695-5800 (passcode 3066833)

Webcast: http://www.petro-canada.ca/eng/investor/9255.htm

Legal Notices

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Prima Energy Corporation. At the time the subsidiary of Petro-Canada commences its offer, it will file a Tender Offer Statement with the Securities and Exchange Commission (the "SEC") and Prima Energy will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer will be made solely by the tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and all other offer offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Prima Energy Corporation, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Petro-Canada with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's website at http://www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

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This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Petro-Canada's staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as "probable", "possible", "recoverable" or "potential" reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada's reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document it may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Investor and analyst inquiries:
Gordon Ritchie Senior Director, Investor Relations Tel. (403) 296-7691 email: gritchie@petro-canada.ca	Derek De Leon Senior Advisor, Investor Relations Tel. (403) 296-3319 email: ddeleon@petro-canada.ca
Media inquiries:
Laurie Stretch Manager, Communications Tel. (403) 296-8498	Michelle Harries Senior Media Advisor, Communications Tel. (403) 296-3648

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Petro-Canada to Acquire Prima Energy Corporation Acquisition Marks Petro-Canada's Entry into U.S. Rockies Natural Gas Basins